

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

November 6, 2015

Via E-Mail
Marc Hazout
Silver Dragon Resources Inc.
200 Davenport Road
Toronto, Ontario Canada M5R 1J2

Re: **Silver Dragon Resources Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 27, 2015
        File No. 000-29657

Dear Mr. Hazout:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel, and Mining